SEC Mail Processing

MAR 03 2020

Washington, DC

20008984

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 38211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RMN Securities, Inc. d/b/a Senate Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 Wall Street
(No. and Street)

Kingston	NY	12401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Netter 845-339-7310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 Third Ave, 14th Floor	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Netter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RMN Securities, Inc. d/b/a Senate Securities, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

LORI A CELUCH
Notary Public - State of New York
No. 5070041
Qualified in Ulster
My Commission Exp. Dec. 9, 2022

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5 AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RMN Securities, Inc.

d/b/a Senate Securities

Financial Statements and Schedules

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon and Supplemental Reports on Exemption)

CONTENTS

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of
RMN Securities, Inc. d/b/a Senate Securities
Kingston, NY

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RMN Securities, Inc. d/b/a Senate Securities (the "Company"), as of December 31, 2019, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplement information is the responsibility of the Company's management. Our audit procedures included determining whether the information in the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2015.

New York, NY
March 2, 2020

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash and cash equivalents	$ 34,948	
Cash-segregated in compliance with federal regulations	11,407	
Accounts receivable	38,474	
Total current assets	84,829	
Total assets		$ 84,829

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 27,411	
Total current liabilities		$ 27,411
Stockholder's equity		
Capital stock, no par value, 200 shares authorized, issued and outstanding	19,754	
Retained earnings	37,664	
Total stockholder's equity		57,418
Total liabilities and stockholder's equity		$ 84,829

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF OPERATIONS
Year ended December 31, 2019

Revenue		
Brokerage commissions	$ 237,789	
12-b1 fees	132,479	
Total revenue		370,268
Expenses		
Compensation and benefits	$ 76,000	
Commissions	175,009	
Clearing expense	34,634	
Occupancy	25,863	
Professional fees	15,562	
Regulatory fees	3,709	
Other expenses	33,404	
Total expenses		364,181
Other income		
Interest and dividend income		135
Net income		$ 6,222

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2019

	Common Stock		Retained	
	Shares	**Amount**	**Earnings**	**Total**
Balance, January 1, 2019	200	$ 19,754	$ 35,863	$ 55,617
Stockholder's capital distribution	-	-	(4,421)	(4,421)
Net income	-	-	6,222	6,222
Balance, December 31, 2019	200	$ 19,754	$ 37,664	$ 57,418

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF CASH FLOWS
Year ended December 31, 2019

Cash flows from operating activities		
Net income		$ 6,222
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Increase in accounts receivable	(13,218)	
Decrease in other assets	795	
Increase in accounts payable and accrued expenses	11,370	(1,053)
Net cash provided by operating activities		5,169
Cash flows from financing activities		
Stockholder's distributions	(4,421)	
Net cash used in financing activities		(4,421)
Net increase in cash, cash equivalents and cash-segregated in compliance with federal regulations		748
Cash, cash equivalents and cash-segregated in compliance with federal regulations, beginning of year		45,607
Cash, cash equivalents and cash-segregated in compliance with federal regulations, end of year		$ 46,355

Supplemental disclosure of cash flows information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

RMN Securities, Inc. d/b/a Senate Securities (the "Company") was formed on February 8, 1989, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. at that time. The Company made a Sub-Chapter S Corporation election with the Internal Revenue Service on February 8, 1989. The Company's business consists of providing subscription only brokerage, financial and employee benefit services to individuals and institutions.

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the United States Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company is an introducing broker-dealer, who clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker dealer. The clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

Revenue recognition

Effective January 1, 2018, the Company adopted Accounting Standards Updated ("ASU") No. 2014-09, "*Revenue from Contracts with Customers (Topic 606)*". The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Based on the Company's evaluation process and review of its contracts with customers, the timing and amount of revenue recognized under the new guidance is consistent with our revenue recognition under previous guidance. The adoption of the new accounting standard has not had a material impact on our results of operations, cash flows or financial condition, as the new standard did not change the timing of revenue recognition.

The Company receives commission income for advisory and brokerage services related to customer trading of stocks, mutual funds, and other financial products which are recognized on the trade date. The Company believes the performance obligation for the trading of stock, mutual funds and other financial products is satisfied on the trade date because the customer has obtained the rights to the underlying security provided by the trade execution service. The Company also receives 12b-1 commissions which are recorded over the period earned.

1. Nature of Business and Summary of Significant Accounting Policies, continued

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in money market funds and are stated at cost, which approximates market value.

Included in cash and cash equivalents are cash amounts segregated for compliance with federal regulation purposes as a result of its membership agreement with FINRA.

Accounts receivable

Accounts receivable consists of commissions earned during the year that will be collected after December 31, 2019. The Company uses the direct write-off method to recognize bad debts on accounts receivable. Periodically, management reviews past due receivables and writes off those balances deemed uncollectible after all reasonable collection efforts have been exhausted. If the reserve method were used, it would not have a material effect on the financial statements. Management has determined there is no need for an allowance for doubtful accounts to be recorded as of December 31, 2019.

Income taxes

The Company, with the consent of its stockholder, has elected under the provisions of Sub-Chapter "S" of the Internal Revenue Code to be an S Corporation. In lieu of Federal and State corporate income taxes, the stockholders of an S Corporation are taxed individually on their proportionate share of the Company's taxable income. Accordingly, the financial statements reflect no provision or liability for Federal or State income taxes. The Company's federal and state income tax returns for the years ended December 31, 2016 to 2019 remain open for audit by the applicable regulatory authorities.

Fair value of financial instruments

The carrying value of cash, restricted cash, accounts receivable, other assets, accounts payable and accrued expenses approximate their fair values based on the short-term maturity of these instruments.

The Company utilizes the methods of fair value measurement as described in generally accepted accounting principles to value its financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, generally accepted accounting principles establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels:

1. Nature of Business and Summary of Significant Accounting Policies, continued

Level 1: Quoted market prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The fair value of assets measured on a recurring basis as of December 31, 2019 are as follows:

	Level 1	Level 2	Level 3	Total
Money Market	$11,407	$ -	$ -	$11,407

Advertising
The Company expenses advertising costs as incurred. Advertising expense of $3,874 for the year ended December 31, 2019 is included in other expenses in the statement of operations.

Accounting estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used in the determination of accounts receivable, among others.

Recently issued accounting pronouncements
All recently issued accounting standards and pronouncements by the Financial Accounting Standards Board, Public Company Oversight Board, Securities and Exchange Commission and the American Institute of Certified Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

1. Nature of Business and Summary of Significant Accounting Policies, continued

Adoption of accounting pronouncement

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) "ASU 2016-02 Leases" intended to improve financial reporting about leasing transactions. This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. The Company elected to adopt the ASU, and all subsequently clarifying ASUs, effective January 1, 2019 using a modified retrospective approach. The new standard provides a number of optional practical expedients in transition. The Company elected the package of practical expedients which permits it to not reassess under the new standard its prior conclusion about lease identification, lease classification and initial direct costs. With the adoption of the standard the Company has made an accounting election that will keep leases with an initial term of 12 months or less off the Company's Statement of Financial Condition and will result in recognizing those lease payments in the Statement of Operations on a straight-line basis over the term. The adoption of the new standard did not have a material impact on the Company's results of operation, cash flows or financial condition.

2. Cash – Segregated in Compliance with Federal Regulations

Pursuant to the Company's current status as a broker dealer with FINRA, the Company is required to maintain funds for regulatory purposes in a segregated reserve account for the exclusive benefit of its clients.

3. Cash Flows Information

The following table provides a reconciliation of cash, cash equivalents and cash-segregated in compliance with federal regulations reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	For the Year Ended December 31, 2019
Cash and cash equivalents	$ 34,948
Cash-segregated in compliance with federal regulations	11,407
Cash, cash equivalents, and cash-segregated in compliance with federal regulations	$ 46,355

4. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $57,418, which is in excess of its' required net capital of $25,000. The Company's percentage of aggregate indebtedness to net capital on December 31, 2019 was .48 to 1.

5. Concentration of Risk

Credit Risk
The Company's cash and cash equivalents may be subject to credit risk. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 for substantially all depository accounts. In addition, money market funds are covered by the Securities Investor Protection Corporation ("SIPC") up to $500,000. Management believes it is not exposed to any significant credit risk on cash and cash equivalents.

As of December 31, 2019, 68% of the accounts receivable was due from the Company's clearing broker or $25,990.

Business Risk
The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

6. Regulation

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the Financial Industry Regulatory Authority (FINRA), which has been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers, and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

7. Clearing Broker

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. The Company does have $11,407 of cash and cash equivalents held on deposit for the satisfaction of any unsettled obligations.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

8. Lease Commitments

The Company leased office space in Kingston, New York under a cancellable lease agreement that expired in September 2019. The original lease required payments of $1,200 per month plus a percentage of utilities. The Company is now leasing the space on a month to month basis. In addition, The Company leased a vehicle under a non-cancellable operating lease that expired in June 2019. Total rent expense for the year ended December 31, 2019 was $27,431.

9. Subsequent Events

The Company has evaluated subsequent events through March 2, 2020, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE UNITED STATES SECURITIES AND EXCHANGE COMMSSION
December 31, 2019

NET CAPITAL		
Total stockholder's equity		$ 57,418
Net capital		$ 57,418
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 27,411	
Total aggregated indebtedness		$ 27,411
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness)		$ 25,000
Net capital in excess of minimum requirement		$ 32,418
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.48 to 1

Net Captial, per unaudited December 31, 2019 FOCUS report	$ 57,418
Net audit adjustment	-
Net Capital, per December 31, 2019 audit report, as filed	$ 57,418

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net captial computation above and the computation included in the FOCUS Form X-17-a-5 Part II, as filed and amended by the Company on February 28, 2020.

RMN Securities, Inc. d/b/a Senate Securities

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2019

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(ii), for A and B. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of
RMN Securities, Inc. d/b/a Senate Securities
Kingston, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which RMN Securities, Inc. d/b/a Senate Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which RMN Securities, Inc. d/b/a/ Senate Securities claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) RMN Securities, Inc. d/b/a Senate Securities will not hold customer funds or safekeep customer securities (the "exemption provisions") and (2) RMN Securities, Inc. d/b/a Senate Securities stated that RMN Securities, Inc. d/b/a Senate Securities met the identified exemption provisions throughout the most recent fiscal year without exception. RMN Securities, Inc. d/b/a Senate Securities's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RMN Securities, Inc. d/b/a Senate Securities's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
March 2, 2020

RMN SECURITIES, INC. d/b/a SENATE SECURITIES
EXEMPTION REPORT
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2019

RMN Securities, Inc. d/b/a Senate Securities (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15C3-3 (k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

RMN Securities, Inc. d/b/a Senate Securities

I, Richard Netter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title:CEO

Date: 3/2/2020